Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

					Three Months
					Ended
					March 31,
	2003	2004	2005	2006	2007
			(in thousands)
Earnings
Income From Continuing Operations *	104,958	112,658	138,639	158,538	43,160
Fixed Charges	93,294	80,695	93,414	101,905	26,732
Distributed Income of Equity Investment	28,003	47,213	37,085	63,483	40,304
Capitalized Interest	(5,290)	(4,227)	(6,759)	(10,681)	(3,728)

Total Earnings	220,965	236,339	262,379	313,245	106,468

Fixed Charges
Interest Expense	84,250	72,053	81,861	86,171	22,211
Capitalized Interest	5,290	4,227	6,759	10,681	3,728
Rental Interest Factor	3,754	4,415	4,794	5,053	793

Total Fixed Charges	93,294	80,695	93,414	101,905	26,732

Ratio: Earnings / Fixed Charges	2.37	2.93	2.81	3.07	3.98

*	Excludes discontinued operations, gain on sale of assets, provision for taxes and undistributed equity earnings.